SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Certification in B3´s State-Owned Company Governance Highlight Program

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on B3 (CPLE3, CPLE5, CPLE6), on NYSE (ELPVY, ELP) and on LATIBEX (XCOP), hereby informs its shareholders and the market in general, further to the Notice to the Market 25/18, B3 granted the Company its State-Owned Company Governance Highlight Program certification.

The Program was developed to encourage state-owned companies to improve their corporate governance practices and structures by presenting objective and concrete measures designed to help reduce uncertainties related to the business, especially regarding serving the public interest, and their limits, in addition to the political component inherent in these companies.

In this sense, the Company complied with all the mandatory measures required by the Program and obtained 58 out of a total of 60 points related to optional measures. In order to fully adopt the measures required by the Program, the Company undertakes to comply, by December 19, 2021, with its Article 33, which requires the election of members of the Nomination and Evaluation Committee set forth in Article 50 of Copel’s By-laws, as well as disclose the minutes of the meetings of this body.

Also, in order to provide the necessary clarifications, the Company is disclosing, attached to this notice, (i) the granting by B3 of the certification in the State-Owned Company Governance Highlight Program and (ii) the Opinion and the Report issued by B3, pursuant to Official Letter 641/18-DIE.

This achievement reinforces Copel’s commitment to the highest Corporate Governance standards and reflects the Company’s conviction that transparency and accountability are fundamental for the perpetuity and sustained growth of the business.

Curitiba, December 19, 2018.

Adriano Rudek de Moura
Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3331-4011

18 de dezembro de 2018
085/2018-PRE

Ilmo. Sr.
Adriano Rudek de Moura
Diretor de Relações com Investidores
Companhia Paranaense de Energia - Copel

Ref.: **Certificação no Programa Destaque em Governança de Estatais**

Prezado Senhor,

Reportamo-nos ao Parecer e Relatório elaborados pela Diretoria de Emissores ("DIE") da B3 S.A. – Brasil, Bolsa, Balcão ("B3") e encaminhados à Companhia Paranaense de Energia – Copel ("Companhia") por meio do Ofício nº 641/2018-DIE, de 18/12/2018, bem como à manifestação da Companhia de 18/12/2018.

Informamos que, considerando o atendimento aos requisitos do Programa Destaque em Governança de Estatais da B3 ("Programa"), conforme apontados no Parecer e Relatório elaborados pela DIE, segundo os quais a Companhia cumpriu todas as medidas obrigatórias do Programa e obteve 58 (cinquenta e oito) pontos dentre as demais medidas, a B3 concede à Companhia a certificação no Programa Destaque em Governança de Estatais, nos termos do artigo 9º do respectivo Regimento, observado o seguinte:

- A Companhia deverá, até 19/12/2021, adotar integralmente todas as medidas constantes do Programa, incluindo aquela prevista no artigo 33, sob o risco de retirada da certificação.

Com o objetivo de prestar os devidos esclarecimentos, a Companhia deverá divulgar ao mercado: (i) a concessão, pela B3, da certificação no Programa Destaque em Governança de Estatais; (ii) o Parecer e Relatório, na forma do Ofício nº 641/2018-DIE; e (iii) as considerações especificadas acima.

É importante ressaltar que, conforme o Programa, a DIE realizará monitoramento periódico e eventual da implantação das medidas de governança pela Companhia, nos termos do Capítulo 2.2 do Programa.

Atenciosamente,

Gilson Finkelsztain
Presidente

DIRETORIA JURÍDICA B3 S.A.

Praça Antonio Prado, 48 – 01010-901 – São Paulo, SP
Tel.: (11) 2565-4000 – Fax: (11) 2565-7737

18 de dezembro de 2018 641/2018-DIE

Companhia Paranaense de Energia – Copel

Sr. Adriano Rudek de Moura

Diretor de Relações com Investidores

Ref.: Parecer e Relatório – art. 6º do Regimento do Programa Destaque em Governança de Estatais

Prezado Senhor,

Fazemos referência ao pedido de certificação no Programa Destaque em Governança de Estatais (“Programa”) protocolado por essa Companhia Paranaense de Energia – Copel (“Companhia”) em 13.12.2018, ao diagnóstico encaminhado por esta B3 S.A. – Brasil, Bolsa, Balcão (“B3”) à Companhia por meio do Ofício 639/18-DIE, de 17.12.2018, e à manifestação da Companhia de 17.12.2018.

Tendo em vista o resultado atingido, com o cumprimento das 6 (seis) medidas obrigatórias do Programa e a obtenção de 58 (cinquenta e oito) pontos em medidas opcionais, a Diretoria de Emissores desta B3 (“DIE”) emite parecer favorável à certificação da Companhia no Programa com base no relatório anexo.

A Companhia deverá indicar a sua intenção de dar prosseguimento ao processo de certificação até 5 dias úteis, contados do recebimento deste relatório. Caso aplicável, a manifestação será encaminhada, juntamente com o relatório e parecer da DIE, para decisão final do Presidente desta B3.

Em caso de eventuais dúvidas, solicitamos entrar em contato com Raphael Giovanini pelo telefone (11) 2565-7003, com Anderson Felipe Aedo (11) 2565-7004 ou com Luiza Sperandeo Bergamo pelo telefone (11) 2565-4514.

ANEXO – RELATÓRIO RESUMIDO DO CUMPRIMENTO DAS MEDIDAS DO PROGRAMA DESTAQUE EM GOVERNANÇA DE ESTATAIS

ARTIGO DO PROGRAMA	TIPO DE MEDIDA	CUMPRIMENTO
	CAPÍTULO I - TRANSPARÊNCIA	
ARTIGO 14 - A companhia divulga, em seu site, na seção específica de Relações com Investidores (RI), as políticas internas e os regimentos internos previstos no Art. 14 do Programa?	MEDIDA OPTATIVA – 2 PONTOS	**MEDIDA CUMPRIDA** - As Políticas exigidas pelo Programa encontram-se divulgadas no *website* da Companhia.
ARTIGO 15 - O estatuto social da companhia ou o regimento interno do Conselho de Administração, de seus Comitês e do Conselho Fiscal preveem a divulgação das atas das reuniões do Conselho de Administração, de seus Comitês e do Conselho Fiscal nos termos estabelecidos no Programa?	MEDIDA OPTATIVA – 2 PONTOS	**MEDIDA CUMPRIDA** – Os Regimentos possuem as disposições estabelecidas no Programa.
ARTIGO 16 - O Formulário de Referência da Companhia foi aprimorado de acordo com o Programa?	-	-
I – Item 5.1, alínea "b", item "iii" do FRe – Estrutura organizacional de controle e de gerenciamento de riscos	MEDIDA OPTATIVA – 4 PONTOS	**MEDIDA CUMPRIDA** – O cumprimento da medida encontra-se detalhado nos itens 5.4., 'a', iii do FRe.
II – Item 7.1 do FRe – Descrição das atividades da Estatal e suas	MEDIDA OBRIGATÓRIA	**MEDIDA CUMPRIDA** – O cumprimento da medida encontra-se detalhado nos itens 6.3., 7.1., 'a', 7.1., 'b' e 7.3. do FRe.

ARTIGO DO PROGRAMA	TIPO DE MEDIDA	CUMPRIMENTO
controladas ou Item 10.8 do FRe – Plano de negócios.		
III – Item 10.9 do FRe – Outros Fatores com Influência Relevante	MEDIDA OPTATIVA – 4 PONTOS	**MEDIDA CUMPRIDA** – O cumprimento da medida encontra-se detalhado no item 10.9. do FRe.
IV – Item 12.13, alínea "b" do FRe – Data de instalação do Conselho Fiscal e de criação dos comitês:	MEDIDA OPTATIVA – 2 PONTOS	**MEDIDA CUMPRIDA** – O cumprimento da medida encontra-se detalhado no item 12.12. do FRe.
V – Item 12.6 ou 12.8 do FRe – Composição e experiência profissional da administração e do Conselho Fiscal.	MEDIDA OPTATIVA – 2 PONTOS	**MEDIDA CUMPRIDA** – O cumprimento da medida encontra-se detalhado no item 12.5/6 do FRe.
VI – Item 12.12 ou 12.13 do FRe – Outras informações relevantes	MEDIDA OPTATIVA – 4 PONTOS	**MEDIDA CUMPRIDA** – O cumprimento da medida encontra-se detalhado nos itens 12.1. 'd', ii e 12.12., '4' do FRe.
ARTIGO 17 - A Estatal divulgou, nos termos do Programa, a candidatura de membro do Conselho de Administração, dos Comitês, da Diretoria e do Conselho Fiscal a cargo eletivo nos Poderes Executivo e Legislativo?	MEDIDA OPTATIVA – 1 PONTO	**MEDIDA CUMPRIDA** – A medida foi cumprida, considerando o estabelecimento da obrigatoriedade da referida divulgação nos Regimentos Internos do Conselho de Administração (art. 8), da Diretoria (art. 25), do Comitê de Auditoria Estatutário (art. 21, §4) e do Conselho Fiscal (art. 14, §5).
ARTIGO 18 - A Companhia divulga Carta Anual de Governança Corporativa contemplando o conteúdo exigido no Programa?	MEDIDA OPTATIVA – 1 PONTO	**MEDIDA CUMPRIDA** – A Carta Anual de Governança Corporativa está disponível no *website* da Companhia.
ARTIGO 19 - A Estatal possui e divulga Política de Divulgação de Informações	MEDIDA OPTATIVA – 2 PONTOS	**MEDIDA CUMPRIDA** – A Política de Divulgação de Informações e

ARTIGO DO PROGRAMA	TIPO DE MEDIDA	CUMPRIMENTO
contemplando os itens mínimos estabelecidos no Programa?		Preservação de Sigilo está disponível no *website* da Companhia e contempla o conteúdo mínimo estabelecido no Programa, notadamente nos itens 3.8 e 5.
ARTIGO 20 - A Estatal divulga relatório com informações sociais, ambientais e de governança corporativa tomando por base padrões internacionalmente aceitos?	MEDIDA OPTATIVA – 1 PONTO	**MEDIDA CUMPRIDA** – As informações estão dispostas no Relatório de Sustentabilidade da Companhia, o qual se encontra disponível em seu *website*.
	CONTROLES INTERNOS	
ARTIGO 22 - O estatuto social prevê a segregação de funções e alçadas de decisão nos termos do Programa?	MEDIDA OPTATIVA – 1 PONTO	**MEDIDA CUMPRIDA** – O Estatuto estabelece a segregação de funções e as alçadas de decisão nos termos do Programa.
ARTIGO 23 - A Estatal possui e divulga Código de Conduta ou Integridade, observando o conteúdo mínimo estabelecido pelo Programa? O canal de denúncias é amplamente divulgado a empregados e terceiros?	MEDIDA OPTATIVA – 4 PONTOS	**MEDIDA CUMPRIDA** – Os itens específicos do Programa constam do Código de Conduta da Companhia. Em relação ao canal de denúncias, este se encontra divulgado a terceiros no *website* da Companhia. O Conselho de Orientação Ética é o órgão responsável pela apuração das denúncias, conforme consta do Código de Conduta, e as sanções aplicadas por este órgão estão dispostas em normativo interno. Por fim, a Companhia possui, em seu *website*, o Portal Compliance, em que

ARTIGO DO PROGRAMA	TIPO DE MEDIDA	CUMPRIMENTO
		estão reunidas informações a respeito de sua integridade.
ARTIGO 24 - A Estatal realiza treinamentos periódicos, no mínimo anuais, sobre Código de Conduta ou Integridade, nos termos do Programa?	MEDIDA OPTATIVA – 2 PONTOS	**MEDIDA CUMPRIDA** – O Guia de Conduta da Companhia possui previsão de treinamentos periódicos, nos termos do Programa. O detalhamento dos programas de treinamento, inclusive aplicáveis aos administradores encontra-se disponível no item 5.4. 'a' do FRe.
ARTIGO 25 - A Estatal possui área responsável pela função de *Compliance* e Riscos de acordo com o Programa?	MEDIDA OBRIGATÓRIA	**MEDIDA CUMPRIDA** – A Companhia possui área responsável pela verificação de cumprimento de obrigações e gestão de riscos, devidamente estabelecida nos termos do Programa, vinculada ao Diretor Presidente e responsável pela função de *Compliance* e Risco, conforme consta do Estatuto Social.
ARTIGO 26 - As atribuições da área responsável pelas funções de *Compliance*, Controles Internos e Riscos estão previstas em políticas ou normas internas e contemplam as atividades previstas no Programa?	MEDIDA OPTATIVA – 2 PONTOS	**MEDIDA CUMPRIDA** – O cumprimento da medida encontra-se detalhado no art. 36 do Estatuto Social da Companhia, no Regimento Interno da Diretoria, na Política de Gestão Integrada de Riscos Corporativos e em normativos internos, contemplando os termos previstos no Programa.

Artigo do Programa	Tipo de Medida	Cumprimento
Artigo 27 - A Estatal possui Comitê de Auditoria Estatutário e Auditoria Interna nos termos do Programa?	Medida Obrigatória	**Medida Cumprida** – O cumprimento da medida encontra-se no art. 46 do Estatuto Social da Companhia, no Regimento Interno do Comitê de Auditoria Estatutário e no Regulamento da Auditoria Interna. Quanto às avaliações referentes à eficácia dos processos de gerenciamento dos riscos, controles e governança, essas são encaminhadas para o Conselho de Administração, ao Comitê de Auditoria Estatutário, à Diretoria e ao Conselho Fiscal, conforme informado pelos itens 32 e 38 do Regulamento da Auditoria Interna.
Artigo 28 - A Estatal divulga o relatório resumido do Comitê de Auditoria Estatutário nos termos do Programa?	Medida Optativa – 4 pontos	**Medida Cumprida** – O relatório resumido encontra-se divulgado nas demonstrações contábeis da Companhia, disponíveis publicamente em seu *website*.
Artigo 29 - A Estatal possui e divulga Política de Administração de Riscos contemplando o conteúdo estabelecido no Programa?	Medida Optativa – 2 pontos	**Medida Cumprida** - A Companhia possui e divulga sua Política de Gestão Integrada de Riscos Corporativos, aprovada pelo Conselho de Administração e cujo conteúdo contempla os termos do Programa.
Artigo 30 - A Estatal possui Política de Transações com Partes Relacionadas	Medida Obrigatória	**Medida Cumprida** – A Companhia possui e divulga, em seu *website*,

[B]³ BRASIL BOLSA BALCÃO

Artigo do Programa	Tipo de Medida	Cumprimento
contemplando o conteúdo mínimo estabelecido no Programa?		Política de Transações com Partes Relacionadas e Conflitos de Interesses que contempla os requisitos mínimos do Programa. Possui, também, normativo interno que estabelece e detalha diretrizes para Transações com Partes Relacionadas.
Artigo 31 - O estatuto social ou o Regimento Interno do Conselho Fiscal ou do Comitê de Auditoria da Estatal estabelecem as atribuições previstas no Programa?	Medida Optativa – 2 pontos	**Medida Cumprida** – O Regimento Interno do Comitê de Auditoria Estatutário da Companhia contempla o conteúdo mínimo exigido pelo Programa.
	Composição da Administração e do Conselho Fiscal	
Artigo 32 - O estatuto social ou a Política de Indicação, prevista em estatuto, estabelece requisitos mínimos, em linha com o Programa, para a indicação de administradores e membros do Conselho Fiscal?	Medida Obrigatória	**Medida Cumprida** – A Política de Indicação e o Estatuto Social da Companhia contemplam os requisitos mínimos do Programa. Além disso, a Companhia possui normativo interno que detalha as diretrizes presentes na Política de Indicação.
Artigo 32 - O estatuto social ou a Política de Indicação prevê a análise do perfil do titular da área de *Compliance* e da Auditoria Interna?	Medida Obrigatória	**Medida Cumprida** – A Política de Indicação, o Estatuto Social e o Regimento do Comitê de Auditoria Estatutário preveem as análises de perfil determinadas pelo Programa.
Artigo 33 - A verificação da aderência aos requisitos de indicação é competência de	Medida Optativa – 2 pontos	**Medida Não Cumprida** – O Comitê de Indicação ("CIA") não foi instalado e, por essa razão, a medida não foi cumprida.

ARTIGO DO PROGRAMA	TIPO DE MEDIDA	CUMPRIMENTO
Comitê estatutário, e a Estatal divulga as atas conforme exigido no Programa?		No entanto, a Companhia prevê a competência do CIA para a verificação de aderência ao perfil determinado pela Política de Indicação.
ARTIGO 34 - Existe processo de avaliação anual do Conselho, do seu Presidente, dos comitês e membros da Diretoria, bem como dos membros individualmente considerados?	MEDIDA OPTATIVA – 2 PONTOS	**MEDIDA CUMPRIDA** – O processo de avaliação anual está de acordo com o Programa, conforme expresso nos artigos 30, 50 e 66 do Estatuto Social da Companhia.
ARTIGO 35 - A Estatal veda, estatutariamente, a acumulação dos cargos de Diretor-Presidente e Presidente do Conselho de Administração pela mesma pessoa?	MEDIDA OPTATIVA – 2 PONTOS	**MEDIDA CUMPRIDA** – A vedação encontra-se no Art. 19, § 2º do Estatuto Social da Companhia.
ARTIGO 36 - O estatuto social prevê mandato unificado dos membros do Conselho de Administração de, no máximo, dois anos, permitida a reeleição?	MEDIDA OPTATIVA – 1 PONTO	**MEDIDA CUMPRIDA** – O prazo de mandato unificado encontra-se disposto no *caput* do Art. 18 do Estatuto Social.
ARTIGO 37 - O número de membros do Conselho de Administração da Estatal está de acordo com o previsto no Programa?	MEDIDA OPTATIVA – 1 PONTO	**MEDIDA CUMPRIDA** - O número de membros do Conselho de Administração encontra-se disposto no *caput* do Art. 18 do Estatuto Social.
ARTIGO 38 - A composição do Conselho de Administração da Estatal está de acordo com o estabelecido no Programa?	MEDIDA OPTATIVA – 4 PONTOS	**MEDIDA CUMPRIDA** – A composição do Conselho de Administração da Estatal está de acordo com o estabelecido no Programa.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date December 19, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.